Exhibit 99.1

Collarini Associates 11111 Richmond Avenue, Suite 126 Houston, Texas 77082 Tel. (832) 251-0160 Fax (832) 251-0157 www.collarini.com

March 15, 2010

Mr. Andy Clifford

Saratoga Resources, Inc.

67201 Industry Lane

Covington, Louisiana 70433

Dear Mr. Clifford:

In accordance with your request and to enable Saratoga Resources, Inc. to satisfy the requirements of Saratoga’s annual reporting, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2010, to the interest of Saratoga Resources, Inc. in and related to various fields located in South Louisiana.  The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S – X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008.  Estimates of probable and possible reserves and the future revenue therefrom are optional by Regulation S - X, and are included herein at your request.  It is estimated these volumes represent 100% of Saratoga’s total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the Saratoga Resources, Inc. interest, as of January 1, 2010, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve Category	Oil (MBO)	Gas (MMCF)	Undiscounted	Present Worth at 10%
Proved
Producing	1,634	2,663	14,063	25,715
Shut-in	60	76	4,137	3,263
Behind Pipe	1,291	6,648	48,403	36,097
Undeveloped	4,593	52,860	281,143	158,904
Total Proved	7,578	62,248	347,746	223,978

Probable*
Shut-in	0	246	57	144
Behind Pipe	765	4,831	41,543	26,333
Undeveloped	3,037	40,260	217,724	85,637
Total Probable	3,802	45,338	259,324	112,115

Possible*	13,366	101,112	773,645	240,513

*

Probable and possible reserves have not been discounted for the risk associated with future recovery.  See reserve definitions following this letter.

Saratoga Resources, Inc.

March 15, 2010

Page Two

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes.  Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes.  The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S - X.  This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Oil pricing of $61.18 per barrel and gas pricing of $3.87 per MMBtu, used in this report, are the average of those prices actually received on the first of each month in 2009, adjusted only to the extent provided by the SEC regulations.

Operating costs are based on actual expenses, as provided by Saratoga Resources, Inc.  Collarini did not confirm the accuracy of these expenses.  These current expenses are held constant through the life of the property.  These costs include processing fees where applicable. Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

The reserves presented in this report are estimates only and should not be construed as being exact quantities.  They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts.  Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report.  Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed.  The data used in our estimates were obtained from Saratoga Resources, Inc. and from sources which provide publicly accessible data and are considered accurate.

Saratoga Resources, Inc.

March 15, 2010

Page Three

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates.  A visual inspection of the properties themselves was not considered necessary for the purpose of this report.  No assessment of compliance with environmental regulations or future liability for site remediation was made.  We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,

COLLARINI ASSOCIATES

/s/ Mitch Reece

Mitch Reece, P.E.

President

LDP/dbc

Collarini Engineering Inc.

Texas Board of Professional Engineers Registration F-5660